07023476

RECEIVED

2007 MAY 14 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

8 May 2007

Ladies and Gentlemen:

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8597 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED

MAY 17 2007

THOMSON
FINANCIAL

Yours faithfully

For and on behalf of
FIBERWEB PLC

E. Palmer

pp Lucille Dolor
Company Secretary

dw 5/14

RECEIVED

2007 MAY 14 A 10: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX A

FIBERWEB PLC
8 May 2007

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

30 April 2007	Notification of Major Interests
25 April 2007	Notification of Major Interests
18 April 2007	Analyst and Investor Site Visit
16 April 2007	Trading Update
30 March 2007	AGM Notice
30 March 2007	Notification of Major Interests
30 March 2007	Disposal
28 March 2007	Notification of Major Interests
20 March 2007	Notification of Major Interests
19 March 2007	Annual Information Update

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com

and on the Fiberweb plc website at www.fiberweb.com

1. **Documents filed with Companies House/U.S. Securities and Exchange Commission**

Date	Document Type	Description

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:54 30-Apr-07
Number	7419V

RNS Number:7419V
Fiberweb Plc
30 April 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): Fiberweb Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation(1): Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.)(1): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached(1): 25/04/2007

6. Date on which issuer notified: 27/04/2007

7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (1) if possible using the ISIN CODE	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Ind
GBP0.05	4,225,741	4,225,741	4,983,781	4,983,781		4.07	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,983,781	4.07

9. Chain of controlled undertakings through which the voting rights and/or the fi instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G)	(4,983,781 - 4.07% = LGAS, LGPL &
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,392,035 - 3.58% = PMC)	Legal & General Insurance Holding (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (4,392,035 - 3.58% = PMC)	Legal & General Assurance Society (LGAS & LGPL) Legal & General Pensions Limited (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional info Notification using the total voting rights figure 122,440,375

14. Contact name: Helen Lewis

15. Contact telephone number: 020 7528 6742

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:39 25-Apr-07
Number	5143V

RNS Number:5143V
Fiberweb Plc
25 April 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached — FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights — x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):____

3. Full name of person(s) subject to the — The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): — Goldman, Sachs & Co.,

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): — 20 APRIL 2007

6. Date on which issuer notified: — 24 APRIL 2007

7. Threshold(s) that is/are crossed or reached: — 11%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
if possible using the ISIN CODE	Number of Shares	Number of Voting	Number of shares	Number of voting rights ix	% of voting rights

		Rights viii	Direct	Direct x	Indirect xi	Direct	Indi
GB00B1FMH067	12,342,264	10.08%		12,701,386	901,154	10.37%	0.7

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,602,540	11.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 901,154 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,487,044 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 MAY 14 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Analyst & Investor Site Visit
Released	07:00 18-Apr-07
Number	0365V

RNS Number:0365V
Fiberweb Plc
18 April 2007

Fiberweb plc
18 April 2007

Fiberweb plc ("Fiberweb")

Analyst and Investor Site Visits

Fiberweb, a leading global developer and producer of nonwoven fabrics for hygiene and industrial applications, will today be hosting site visits for a group of analysts and investors.

Fiberweb will provide an overview of its European operations as well as tours of its hygiene manufacturing facilities at Korma, Italy and Norrkoping, Sweden as well as its industrial manufacturing facility in Berlin, Germany.

No new trading information will be disclosed during the presentations, which will form part of these visits, nor will there be any further statement on current trading.

All presentations will be available for viewing or downloading from the Fiberweb website - www.fiberweb.com on Thursday, 19 April 2007.

- Ends -

Enquiries to:

Weber Shandwick Financial 0207 067 0700
James White

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Trading Update
Released	07:01 16-Apr-07
Number	8844U

16 April 2007

Fiberweb plc
("Fiberweb")

TRADING UPDATE

Following a review of trading in the first quarter of 2007, Fiberweb wishes to update the market on a reduction in expectations for the current year.

Current expectations of a significant increase in underlying operating profit and earnings before restructuring in Fiberweb's American Industrial business in 2007 compared to 2006 will not be attained as planned. There is no material change in trading for the rest of Fiberweb. The American Industrial business accounts for around 20% of Fiberweb's sales and accounted for around 40% of Fiberweb's operating profit in 2006.

While sales within the American Industrial business are in line with expectations, operating margin has been seriously affected by a delay in achieving expected improvements in manufacturing efficiencies and margins. Currently, for the full year, operating profit forecasts for this business have been reduced by around £6m, with additional non-recurring costs of around £1m. The impact of these issues will hit the first half of 2007 in particular.

Exchange rates, notably the continuing weakness of the US dollar, will also reduce total reported operating profit for Fiberweb by around £1m from current expectations based on the current $/£ rate of $1.98.

In response to this unacceptable situation, the senior leadership of the American Industrial business has been changed and systems are being strengthened. The business is now in the process of being integrated with Fiberweb's American Hygiene business, which has largely completed last year's heavy restructuring programme and is now profitable, to form Fiberweb Americas. The pending sale of the hygiene wipes business, which was announced on 30th March, will assist management in focusing as required on our strategic businesses. Significant cost reductions are expected from the integration and from the actions of new management. An initial assessment of the impact of these actions in 2007 has already been included in the forecasts above, with operating margins in the American Industrial business expected to begin to recover in the second half.

Commenting on today's update, Daniel Dayan, CEO Fiberweb plc said:

"I am very disappointed to report the delay to Fiberweb's turnaround due to the unexpected and unacceptable deterioration in the forecast profitability of the important American Industrial business. It is encouraging that sales in this business remain on-track, especially in the segments we have identified for growth - filtration and speciality construction. We have responded swiftly to this situation, changing local management, strengthening key functions and beginning to address the issues described in this update aggressively. The other 80% of Fiberweb's total business is performing as expected. While this is a significant setback to the turnaround of Fiberweb as a

whole, we remain confident that our strategy and longer-term financial goals remain appropriate and achievable."

- Ends-

Contacts Fiberweb plc Daniel Dayan, Chief Executive Simon Bowles, Chief Financial Officer	0208 439 8594
Weber Shandwick Financial Ian Bailey / Nick Dibden / James White	0207 067 0700

Notes to Editors:

Fiberweb plc demerged from BBA Aviation plc in November 2006 and is one of the largest groups by sales operating globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes.

Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap, roof-lining and geotextiles), filtration media for water and air applications and fabric softener sheets.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Notice of AGM
Released	16:00 30-Mar-07
Number	0717U

RNS Number:0717U
Fiberweb Plc
30 March 2007

NOTICE OF AGM

Fiberweb plc (the "Company") announces that on 30 March 2007 it posted to shareholders Notice of an Annual General Meeting to be held on 2 May 2007. This meeting seeks, inter alia, general authority from ordinary shareholders for the Company to make market purchases of up to 10 per cent of the Company's existing issued ordinary share capital. This renews the authority granted by shareholders in October 2006.

Any ordinary shares purchased under the authorities may be cancelled or held in treasury.

DOCUMENTS SENT TO SHAREHOLDERS ON 30 MARCH 2007.

The Company confirms that two copies of the documents listed below have been submitted to the UK Listing Authority and will be available for inspection in the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7676 1000

Listing of documents:

- Report and Accounts for the year ended 31 December 2006
- Chairman's Explanatory Letter and Notice of Annual General Meeting
- Annual General Meeting Proxy Card

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:13 30-Mar-07
Number	0597U

RNS Number:0597U
Fiberweb Plc
30 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 27 MARCH 2007

6. Date on which issuer notified: 29 MARCH 2007

7. Threshold(s) that is/are crossed or reached: 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indire
GB00B1FMH067	12,094,593	9.88%		11,698,410	643,854	9.55%	0.53

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,342,264	10.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 643,854 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 9,484,068 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Disposal
Released	07:01 30-Mar-07
Number	0549U

RNS Number:0549U
Fiberweb Plc
30 March 2007

30 March 2007

FIBERWEB plc
('Fiberweb')

Divestment of Hygiene Wipes Business for Euro 65 million (£44.2 million)

Fiberweb plc announces it has agreed the sale of its hygiene wipes business to Ahlstrom, the Finnish global manufacturer of speciality papers and nonwoven products, for a total consideration of Euro 65 million (£44.2 million) subject to regulatory approvals. This is payable in cash and subject to working capital adjustments. The disposal is expected to be earnings neutral in 2007 before non-recurring charges, with proceeds from the disposal being used to pay down debt.

The hygiene wipes business manufactures wipes for baby care, personal care and household applications and has sales of around £83 million per annum. The business has manufacturing operations in the US, Spain and Italy and gross assets of £68 million. In 2006 it made a loss of £0.2 million before shared costs, interest and tax. The disposal will result in a non-recurring loss of approximately £20 million including £6 million of cash costs which relate to the implementation of the transaction and associated restructuring. As Fiberweb aligns its operations to reflect the disposal of a significant part of its hygiene business, it is expected that further restructuring charges in the order of £4 million will be incurred in 2007. It is expected that the transaction will complete by June 2007 subject to regulatory approvals.

Commenting on the disposal, Fiberweb's CEO Daniel Dayan said today:

"At the time of our demerger in November 2006, we highlighted that conditions in the wipes market had been challenging in recent years and that a strategic review of this business was being undertaken. Having looked at all of the options available, we have concluded that a sale is the best course of action to pursue, allowing management to focus its efforts on the wider turnaround strategy outlined at the time of our demerger as well as reducing net debt. Ahlstrom is a leader in Wipes and well positioned to make this a successful and growing business.

"This divestment represents a significant milestone in the continued transformation of the wider business. It will allow the management team to focus on growing our differentiated industrial business and make selective investments in attractive areas of the hygiene market where we can continue to build leading positions."

- Ends-

Contacts

Fiberweb plc 0208 439 8594

Daniel Dayan, Chief Executive
Simon Bowles, Chief Financial Officer

Weber Shandwick Financial 0207 067 0700
Ian Bailey / Nick Dibden / James White

Notes to Editors:

Fiberweb plc demerged from BBA Aviation plc in November 2006 and is one of the largest groups by sales operating globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes.

Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap, roof-lining and geotextiles), filtration media for water and air applications and fabric softener sheets.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:10 28-Mar-07
Number	8667T

RNS Number:8667T
Fiberweb Plc
28 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Initial disclosure under the Financial Services Authority's Disclosure

Transparency Rules.

3. Full name of person(s) subject to the notification obligation (iii):

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

23 March 2007

6. Date on which issuer notified:

27 March 2007

7. Threshold(s) that is/are crossed or reached:

Direct voting rights exceed 3% and total voting rights exceed 4%

8. Notified details:

Initial disclosure under the Financial Services Authority's Disclosure

Transparency Rules.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	Initial disclosure	Initial disclosure

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	3,948,344	3,948,344	Below 3%	3.225%	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,257,928	4.294%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Elaine Palmer, Fiberweb plc

15. Contact telephone number:

0208 439 8597

This information is provided by RNS
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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:05 20-Mar-07
Number	3199T

RNS Number:3199T
Fiberweb Plc
20 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Prudential plc

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

16 March 2007..

6. Date on which issuer notified:

20 March 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH06	1,195,622	6,195,622

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	Below 5%				

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-				

Total (A+B) Number of voting rights	% of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

-

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

We no longer have a notifiable interest

14. Contact name:

Emma Thompson

15. Contact telephone number:

020 7548 2293

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Annual Information Update
Released	12:36 19-Mar-07
Number	2119T

FIBERWEB PLC
19 March 2007

FIBERWEB PLC

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS UP TO 19 MARCH 2007

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

16 March 2007	Notification of Major Interests
14 March 2007	Notification of Major Interests
13 March 2007	Notification of Major Interests
12 March 2007	Notification of Major Interests
12 March 2007	Notification of Major Interests
9 March 2007	Notification of Major Interests
8 March 2007	Notification of Major Interests
6 March 2007	Notification of Major Interests
6 March 2007	Notification of Major Interests
6 March 2007	Notification of Major Interests
2 March 2007	Notification of Major Interests
1 March 2007	Notification of Major Interests
27 February 2007	Notice of Results
27 February 2007	Notification of Major Interests
27 February 2007	Notice of Dividend
20 February 2007	Notification of Major Interests
20 February 2007	Notification of Major Interests
20 February 2007	Notification of Major Interests
16 February 2007	Notification of Major Interests
14 February 2007	Notification of Major Interests

12 February 2007	Notification of Major Interests
8 February 2007	Notification of Major Interests
6 February 2007	Notice of Results
6 February 2007	Notification of Major Interests
1 February 2007	Notification of Major Interests
1 February 2007	Total Voting Rights
25 January 2007	Notification of Major Interests
23 January 2007	Notification of Major Interests
17 January 2007	Notification of Major Interests
16 January 2007	Notification of Major Interests
15 January 2007	Notification of Major Interests
11 January 2007	Trading Update
10 January 2007	Notification of Major Interests
5 January 2007	Notification of Major Interests
12 January 2007	Notification of Major Interests
28 December 2006	Notification of Major Interests
21 December 2006	Notification of Major Interests
21 December 2006	Total Voting Rights
15 December 2006	Notification of Major Interests
15 December 2006	Notification of Major Interests
13 December 2006	Notification of Major Interests
13 December 2006	Notification of Major Interests
11 December 2006	Supply Agreement
11 December 2006	Notification of Interests of Directors and PDMRs
6 December 2006	Notification of Major Interests
5 December 2006	Notification of Major Interests
5 December 2006	Notification of Major Interests
4 December 2006	Notification of Interests of Directors and PDMRs
4 December 2006	Notification of Major Interests
4 December 2006	Notification of Major Interests
29 November 2006	Notification of Major Interests
29 November 2006	Notification of Major Interests
29 November 2006	Notification of Major Interests
28 November 2006	Notification of Major Interests
28 November 2006	Notification of Interests of Directors and PDMRs
27 November 2006	Notification of Interests of Directors and PDMRs
27 November 2006	Notification of Major Interests
24 November 2006	Disposal of interest in CNC International Co Ltd
24 November 2006	Notification of Major Interests
24 November 2006	Notification of Major Interests
23 November 2006	Notification of Major Interests
23 November 2006	Notification of Major Interests
23 November 2006	Notification of Major Interests
22 November 2006	Notification of Major Interests
22 November 2006	Notification of Major Interests
22 November 2006	Notification of Major Interests
21 November 2006	Notification of Major Interests
20 November 2006	Director/PDMR Shareholding

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com

and on the Fiberweb plc website at www.fiberweb.com

2. Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
1 March 2007	Form 363 Annual Return	
23 November 2006	Form 88(2)	Return of Allotment of Shares
23 November 2006	Form 88(2)	Return of Allotment of Shares
23 November 2006	Intra Group Share Purchase Agreement	
23 November 2006	Resolution	re Share Purchase Agreement
13 November 2006	Resolution	re Share Matching Plan
24 October 2006	Form 225	Shorten accounting reference date
11 October 2006	Form 288a	Appointment of Brian Taylorson as director
25 September 2006	Form 288a	Appointment of Peter Hickman as director
22 September 2006	Ordinary Resolution	Authorising the above sub-division; extending power of directors to allot shares; increasing the authorised share capital
22 September 2006	Form 123	Increase in authorised share capital
22 September 2006	Form 88(2)	Allotment of shares
22 September 2006	Share Purchase Agreement and Declaration of Trust	Transfer of shares in Terram Limited from BBA Group plc to Fiberweb plc and of one nominee share to Balderton Aviation Holdings Limited
19 September 2006	Form 122	Notice of sub-division of shares
19 September 2006	Form 88(2)	Allotment of shares
18 September 2006	Special Resolution	Re-registration as a public limited company; amendment of memorandum and articles; disapplication of pre-emption rights.
18 September 2006	Form 43(3)	Application for re-registration as a public company
18 September 2006	Form 43(3)(e)	Directors' declaration on application for re-registration as a public company
18 September 2006	Auditors' statement	Statement as required under s43(3)(b) Companies Act 1985 on application for re-registration as a public company
18 September 2006	Auditors' Report	Report as required under s43(3)c Companies Act 1985 on application for re-registration as a public company
18 September 2006	Balance Sheet	Balance sheet of Fiberweb Limited as required under s43(3)c Companies Act 1985 on application for re-registration as a public company
18 September 2006	Memorandum and Articles	As required under s43(3)(a) Companies Act 1985 on application for re-registration as a public company Certificate of re- registration issued
13 September 2006	Form 288a	Appointment of Richard Stillwell as director
11 September 2006	Form 288a	Appointment of Malcolm Coster as Chairman
16 August 2006	Form 288a	Appointment of Daniel Dayan as director
16 August 2006	Form 288a	Appointment of Simon Bowles as director
16 August 2006	Form 288b	Terminating appointment of Andrew Wood as director
16 August 2006	Form 288b	Terminating appointment of Robin Booth as director

2 August 2006	Form 287	Situation of registered office changed to 1 Victoria Villas, Richmond- on- Thames
12 April 2006	Form 288a	Appointment of Robin Booth as director
12 April 2006	Form 288a	Appointment of Andrew Wood as director
12 April 2006	Form 288a	Appointment of Lucille Dolor as secretary
10 April 2006	Articles of Association of Fiberweb Limited	Adopted pursuant to a Special Resolution passed on 8 March 2006
10 April 2006	Resolution of Trushelfco	Special Resolution
10 April 2006	Form 288b	Terminating appointment of Trusec Limited as secretary
10 April 2006	Form 288b	Terminating appointment of Andrew Lewis as director
10 April 2006	Form 288b	Terminating appointment of Charles Randell as director
10 April 2006	Form 287	Situation of registered office changed to 7TH Floor, 20 Balderton Street, London
10 April 2006	Resolution of Fiberweb Limited	Special Resolution
20 March 2006	Form 288a	Appointment of Andrew Lewis as director
16 March 2006	Memorandum and Articles of Association of Fiberweb Limited	Amended Memorandum and Articles of Association to reflect name change
10 March 2006	Form 288a	Appointment of Charles Randell as director
10 March 2006	Form 288b	Resignation of Louise Stoker as director
10 March 2006	Form 288b	Resignation of Nicole Monir as director
8 March 2006	CERTNM	Company Name Changed
20 January 2006	Memorandum of Associated of Trushelfco Limited	Incorporation documents
20 January 2006	Articles of Association of Trushelfco	Incorporation documents
20 January 2006	Form 10(ef)	First directors and secretary and intended situation of registered office

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

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